Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

October 19, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Jim B. Rosenberg

Re:                                       Synergy Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2009
File No. 333-131722

Dear Mr. Rosenberg:

This letter sets forth the responses of Synergy Pharmaceuticals, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2010 (“Comments Letter”) concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Compensation Discussion and Analysis, page 52

1.              We note your response to comment 6.  Please provide us proposed draft disclosure for your amendment that expands the discussion to indicate when the independent executive compensation assessment report was prepared, the age of the date used to prepare the report, and to describe specifically how you computed “an adjustment for the earlier time period for the collected date of that report.”

We propose the following disclosure included in our Form 10-K/A for the year ended December 31, 2009 in Item 11. Executive Compensation-Compensation Disclosure and Analysis-Base Pay:

“The independent Executive Compensation Assessment report that was used by the Compensation Committee for its analysis of internal compensation was prepared on March 16, 2006.  Cash compensation data contained in the report had a common effective date of

July 1, 2006. The Compensation Committee computed an adjustment to the data to bring it to “present day” using a 4.1% annual update factor.  The “present day” data were then used for the subsequent comparative analyses of executive compensation for our management.”

2.              We note your statement that the independent executive compensation assessment report “provided useful comparative data for analyzing how our salaries compared with other peer companies…’  You also state that: Based on data from the Executive Compensation report, the Compensation Committee was able to compare the overall compensation for the top management positions described above.  This included the following compensation variables:  1) base salary, 2) Target Incentive (% of Salary), 3) Target Incentive ($), 4) Total Cash Compensation, 5) Long-term incentives, and 6) Total Direct Compensation.  Please provide us proposed draft disclosure for your amendment that expands the discussion to state how the compensation variables you refer to were utilized in your analysis.  For example, what were the respective targets and incentives that you set for you management and was the comparison made for each compensation variable or in the aggregate.  In addition, as previously requested, please disclose where you positioned your compensation levels relative to the compensation levels in the “peer group,” e.g. the sixty-fifth percentile.

We propose the following disclosure included in our Form 10-K/A for the year ended December 31, 2009 in Item 11. Executive Compensation-Compensation Disclosure and Analysis-Base Pay:

“The Compensation Committee chose to use the aggregate of the compensation variables for each management position that the comparative analysis was performed on.  Using the data from the independent Executive Compensation Assessment report that covered the compensation variables, our Compensation Committee was able to compare those data with the overall compensation for our members of top management.  This included separate analyses for: Chairman, CEO, Senior VP of Finance, Chief Scientific Officer and Executive Director, respectively.  The analyses were guided by the principle that the Compensation Committee would position Company compensation levels to be at or below the 50th percentile relative to the compensation levels in the “peer Group”.  Analyses showed this to be the case for all five members of the management team.”

Notes to the Financial Statements

9. Related Parties, page F-20

3.              Please tell us the qualitative and quantitative factors that account for the significant difference in your recent market value of $225 million and the recent market value of Callisto Pharmaceuticals, your majority stockholder, of $16 million.  Also, please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q as to whether Synergy and Callisto have the same or similar management teams and employees, and product pipelines.

The Company believes that a significant difference in market value between Callisto and Synergy does not exist when in addition to Callisto’s 54.5 million shares of common stock outstanding, you take into account 83.8 million shares of common stock issuable upon exercise of outstanding warrants as well as the 1.2 million shares of common stock issuable upon conversion of the outstanding shares of Series A Convertible Preferred Stock and the 28.2 million shares of common stock issuable upon conversion of  the outstanding shares of Series B Convertible Preferred Stock.  By only taking into account the shares of common stock outstanding, the market value of Callisto at $0.51 per share (as of October 18, 2010) is approximately $27.8 million.  Taking into account the shares potentially outstanding as a result of exercise of outstanding warrants and conversion of Series A and B convertible preferred stock, 167.7 million shares could potentially be outstanding which would result in a market value of $85.5 million for Callisto.

The Company believes that widespread knowledge about the relationship between Callisto and Synergy does not exist.  Both companies trade on the OTCBB and analysts have only recently started to discuss and cover Synergy.  The Company believes that once more and more investors become aware of Synergy, the relationship between Callisto and Synergy will become more apparent and the market value of Callisto and Synergy will become increasingly aligned.

In addition, Synergy only had $573,220 in cash at September 30, 2010.  Investors understand that Synergy has to raise approximately $75 million in the next couple of months in order to fund its scheduled clinical trials which will dilute Callisto’s ownership percentage.  Assuming a price of $2.50 per share and the issuance of 30,000,000 shares, the issuance of the securities in this fund raising will dilute Callisto’s ownership percentage of Synergy to approximately 37%.

Additionally, Callisto’s drug development programs have experienced a number of failures over the past few years and these events have had a negative impact on Callisto’s common stock.

Taking into account the reasons set forth above, the Company does not believe there is a significant difference in the market value of Callisto and Synergy.

In our Form 10-Q for the quarter ended September 30, 2010, we propose to add the following disclosure in the Notes to the Condensed Consolidated Financial Statements:

Note X - Related Parties

As of September 30, 2010, Synergy’s majority shareholder, Callisto, owns 49.4% of its outstanding shares. As of September 30, 2010 Synergy had advanced Callisto $1,513,872 which is Callisto’s share of Synergy payments for common operating costs since July 2008. These common operating expenses paid by Synergy and charged to Callisto Pharmaceuticals include salaries and consulting fees of certain shared executives.  These shared executives are Synergy’s (i) Chairman, (ii) President and Chief Executive Officer, (iii) Senior Vice President, Finance and (iv) Executive Director of Clinical Operations. These executives serve in similar capacities at Callisto and devote approximately 5% to 20% of their time to Callisto.  Synergy and Callisto do not have similar drug compounds in development.

This indebtedness is evidenced by an unsecured promissory note which bears interest at 6% per annum. Due to the uncertainty surrounding Callisto’s ability to raise capital Synergy is unable to determine when this balance will be repaid and accordingly Synergy has classified the balance due as a long term asset.

As of December 31, 2008, 2009 and September 30, 2010, the balances due from Callisto Pharmaceuticals, Inc. are comprised of the following amounts:

	December 31, 2008	December 31, 2009	September 30, 2010

Rent, utilities and property taxes	$—	$31,627	$54,891
Insurance and other facilities related overhead	—	50,101	125,865
Independent accountants and legal	17,404	187,105	349,780
Financial printer and transfer agent fees	—	39,696	134,201
Salaries and consulting fees of shared executives	22,917	120,311	190,811
Working capital advances	640,924	543,713	649,235
Total due from Callisto	$681,245	$972,553	$1,513,872

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

cc: Gary S. Jacob